Act: 1934
Section: 12(H)
Rule:
Public Availability: 10/14/2008

NO ACT

DC 10-13-08

[redacted]

08058683

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

October 14, 2008

Re: **Facebook, Inc.**
Incoming letter dated October 13, 2008

Based on the facts presented, the Division will not object if Facebook, Inc. does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") with respect to restricted stock units granted and to be granted pursuant to the Company's 2005 Stock Plan in the manner and subject to the terms and conditions set forth in your letter. This position will remain in effect until the earlier of (1) the date that Facebook, Inc. otherwise becomes subject to Exchange Act registration or reporting requirements with respect to any other class of its securities, or (2) the date of a Change of Control (as defined in your letter).

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Anne Krauskopf

Anne Krauskopf
Senior Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2008

Mail Stop 3010

Jeffrey R. Vetter
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94041

Re: Facebook Inc.

Dear Mr. Vetter:

In regard to your letter of October 13, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

FENWICK & WEST LLP

SILICON VALLEY CENTER 801 CALIFORNIA STREET MOUNTAIN VIEW, CA 94041
TEL 650.988.8500 FAX 650.938.5200 WWW.FENWICK.COM

Section 12(h)
Securities Exchange Act of 1934

October 13, 2008

Thomas Kim, Esq.
Office of Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Facebook, Inc.
Request for Exemptive Relief from Registration under Section 12(g) of the Securities Exchange Act of 1934

Dear Mr. Kim:

On behalf of Facebook, Inc., a Delaware corporation (the "***Company***"), we hereby apply for an exemption under Section 12(h) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), or request no-action relief, from the registration requirements of Section 12(g) of the Exchange Act with respect to restricted stock units ("***RSUs***") that the Company has granted and proposes to grant to employees, directors and certain consultants of the Company under its 2005 Stock Plan (the "***Plan***").

In connection with this request, the Company has authorized us to make on its behalf the factual representations herein.

I. Background

The Company provides a leading social networking web site on the Internet. The Company's outstanding capital stock consists of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock. There are currently fewer than 500 holders of each of these classes of securities.

The Company also offers equity-based awards under the Plan to its employees, directors and consultants for compensatory purposes. There are three types of awards authorized for issuance under the Plan, stock options (nonstatutory stock options and incentive stock options), stock purchase rights and RSUs. The Company has no other equity plans or programs other than its 2005 Officers' Stock Plan that is no longer being used. The Company has granted options to purchase its Common Stock under the Plan and intends to comply with the applicable requirements set forth in paragraph (f)(1) of Rule 12h-1 promulgated under the Exchange Act with respect to its stock option grants.

More recently, the Company has granted RSUs under the Plan to its employees for compensatory purposes (and may in the future grant RSUs to directors and certain consultants as well). The Company currently has fewer than 500 holders of RSUs but anticipates that it could in the future have more than 500 holders of RSUs. It is our opinion that the RSUs constitute a separate class of equity security from the Company's Common Stock, Preferred Stock and stock options.

As of December 31, 2007, the Company had assets exceeding $10 million and anticipates that it will continue to have assets exceeding $10 million for the foreseeable future.

The Company currently has no class of securities registered, or required to be registered, under Section 12 of the Exchange Act. The Company is not currently subject to the periodic reporting requirements of the Exchange Act. There is no current trading market for any class of the Company's securities.

II. Summary of the Material Terms of the RSUs

The Company's RSUs represent the right to receive a specified number of shares of the Company's Common Stock in the future if certain conditions are met. Within 30 days of the occurrence of a Liquidity Event (defined below) or any subsequent vesting date, the vested portion of the RSUs will be settled in shares of the Company's Common Stock, cash, or a combination, at the discretion of the Plan administrator. The number of shares that would be issued upon settlement following the Liquidity Event is based on the holder's length of service with Company.[1] Recipients of RSUs do not make any payments or provide any other consideration to the Company, other than continued employment or provision of services. Additionally, unlike a stock option, the RSUs do not require the payment of any consideration to the Company in order to receive the Common Stock subject to the RSUs.

Each currently outstanding RSU and each RSU that the Company may grant in the future (for so long as it is relying on the relief requested herein) contains or will contain the following material terms:

1. *Restrictions on Recipients.* RSUs will only be issued to employees and directors of the Company and consultants permitted under Rule 701(c) of the Securities Act.

2. *Restrictions on Transfer.* Pursuant to the terms of the RSU agreements executed by the holders of RSUs, RSUs granted under the Plan (and any interest therein, including any shares of the Company's Common Stock issuable upon settlement thereof) cannot be sold, assigned, pledged, hypothecated, transferred or otherwise disposed of by the person to whom

[1] Typically, 25% of the shares subject to an RSU are issuable on the Liquidity Event if the holder of the RSU has been in continuous service to the Company for one year, with an additional approximately 2.083% of the shares subject to the RSU issuable for each additional month of service. If the holder of the RSU has not provided at least one year of continuous service as of the date of the Liquidity Event, 25% of the RSUs will vest on the first anniversary of the date the recipient commenced providing services to the Company.

they are granted. The Plan permits that RSUs may be granted in the future with limited rights of transferability ("***Permitted Transfers***").[2] The recipient of a Permitted Transfer cannot subsequently transfer the RSU or any shares of Common Stock issuable upon settlement of the RSU prior to the settlement thereof. This restriction on the subsequent transfer has been included in the Plan or in the Notice of Restricted Stock Unit Award that must be executed by each holder of RSUs.

The restrictions on transfer also include a prohibition on any short position, any "put equivalent position" or any "call equivalent position" by the RSU holder with respect to the RSU itself as well as any shares issuable upon settlement of the RSU prior to the settlement thereof until the Company becomes subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or is no longer relying on the relief requested. These restrictions have been included in the Plan or in the Notice of Restricted Stock Unit Award that must be executed by each holder of RSUs.

3. *No Issuance until Liquidity Event.* The shares.of Common Stock subject to the RSU will not be issued to the RSU holder unless and until either of the following events occurs: (A) a Change of Control[3] of the Company, or (B) 180 days after the initial public offering of the Company's Common Stock (each, a "***Liquidity Event***"). Absent a Liquidity Event, the RSUs expire upon the tenth anniversary of the date of grant (the "***Expiration Date***").

The Plan provides that upon a Change of Control, the acquiring entity would either assume the RSU or substitute an equivalent award, or the RSU would terminate if not so assumed or substituted. An RSU is deemed to be assumed if the holder of the RSU is entitled to receive the same consideration as a holder of an equivalent number of shares of Common Stock. If the consideration in the Change of Control includes consideration that is not solely common stock of the acquiring entity, common stock of the acquiring entity having a fair market value equal to the per share consideration received by holders of Common Stock may be issued instead of such consideration that is not solely common stock of the acquiring entity.

For example, assuming the Company's standard continuous service schedule described in footnote 1, if at the time of a merger transaction, a holder of 1,000 shares of Common Stock

[2] The limited circumstances under which the awards could become transferable only include transfers permitted by Rule 12h-1(f)(1)(iii) and (iv).

[3] A "Change of Control" is defined under the Plan as (1) a sale of all or substantially all of the Company's assets or (2) any merger, consolidation or other business combination transaction of the Company with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of voting capital stock of the Company outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of the Company (or the surviving entity) outstanding immediately after such transaction; provided, however, that none of the following shall be considered a Change of Control: (a) a merger effected exclusively for the purpose of changing the domicile of the Company, (b) an equity financing in which the Company is the surviving corporation, or (c) a transaction in which the stockholders of the Company immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction.

receives 100 shares of common stock of the acquiring entity, the holder of 1,000 RSUs would be entitled to receive up to 100 shares of common stock of the acquiring entity, depending upon the length of continuous service as follows[4]:

Length of Service Prior to Liquidity Event	Number of Shares of Acquiring Entity Issuable Upon Liquidity Event	Number of Shares of Acquiring Entity Issuable After Liquidity Event (Assuming Continuous Service)
Two years	50 shares	2.08 shares/month for 24 months
Eighteen months	37.5 shares	2.08 shares/month for 30 months
Six months	0 shares	25 shares six months after Liquidity Event 2.08 shares/month for 36 months

4. *No Rights as Stockholders.* Holders of RSUs have no voting, dividend, liquidation or other rights of stockholders and will not be reflected as stockholders in the Company's records until shares of Common Stock are issued pursuant to the RSUs.

5. *No Forfeiture upon Termination of Employment.* Holders whose employment or other service with the Company terminates retain their RSUs. Within 30 days of the occurrence of a Liquidity Event, the RSUs will be settled and a number of shares of Common Stock will be issued based on the holder's length of continuous service to the Company. For holders whose employment or other service with the Company terminates prior to the Liquidity Event, the Common Stock will be issued, regardless of the duration of time between the termination of employment or service and the occurrence of the Liquidity Event, so long as the Liquidity Event occurs prior to the Expiration Date and, in most cases, so long as the specified periods of continuous service have been met prior to termination of employment or service. Upon such termination of employment or service, however, the number of shares of Common Stock to be delivered to such persons pursuant to the RSUs would cease to increase.

For example, assuming the Company's standard continuous service schedule described in footnote 1, a holder of RSUs representing the right to receive 1,000 shares of Common Stock

[4] See paragraph 5 for an illustration of the treatment of RSU holders who are former employees of the Company at the time of the Change of Control.

would have the right to receive the following number of shares of Common Stock upon either type of Liquidity Event if he or she had terminated employment prior to the Liquidity Event:

Length of Service Prior to Termination	Number of Shares Issuable to Former Employee Upon IPO Liquidity Event	Number of Shares of Acquiring Entity Issuable to Former Employee in Change of Control Illustrated Above
Two years	500 shares	50 shares
Eighteen months	375 shares	37.5 shares
Six months	0 shares	0 shares

6. *Provision of Information.* The Company will agree in the relevant grant agreement to provide holders of RSUs the information and at the same frequency specified under Rule 12h-1(f)(1)(vi) of the Exchange Act.

7. *No Trading Market.* There is no trading market or other method that would allow RSU holders to receive any consideration or compensation for their RSUs prior to a Liquidity Event.

III. Discussion

A. Exchange Act Registration Requirements

As a general rule, Section 12(g) and Rule 12g-1 of the Exchange Act require every issuer meeting the jurisdictional requirements of the Exchange Act that has total assets of more than $10 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Section 3(a)(11) of the Exchange Act defines "equity security" as "any stock or similar security…or any security convertible, with or without consideration, into such a security." Accordingly, we believe the RSUs would be deemed to be an equity security for purposes of Section 12(g), and, absent the relief requested herein, the Company would become subject to the registration and reporting requirements of the Exchange Act at such time as it had 500 or more holders of record of RSUs.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Acts Amendments of 1964, Pub. L. 88-467; 78 Stat. 565 (the "**1964 Amendments**"). The purpose of the 1964 Amendments has been expressed in various ways:

(a) The preamble to the legislation states that its purpose was "to extend disclosure requirements to the issuers of additional publicly traded securities."

(b) A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives, states that "Section 3(c) of the bill would ... provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosures required in connection with listed securities." H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2d Sess., at pages 3027-3028.

(c) A release of the Securities and Exchange Commission, citing a report on its study that made the legislative recommendations on the basis of which the 1964 Amendments were enacted, describes the scope of the registration and reporting provisions of Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189, October 20, 1981 (citing Report of the Special Study of Securities Markets of the Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963) at pages 60-62).

(d) A later release of the Commission states that the numerical thresholds contained in Section 12(g) were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407, July 8, 1986.

All of the above strongly suggest that it was not the intent of Congress to require Exchange Act registration of the RSUs because they are neither "securities traded in the over-the-counter market" nor subject to any active investor interest, as they are not transferable.

Additionally, we note that in SEC Release No. 34-56887 (Dec. 7, 2007) (the "***Rule 12h-1 Release***"), in noting the appropriateness of exempting employee stock options from the registration requirements of Section 12(g), the Staff suggested that securities issued in connection with employee benefit plans do not require the same level of regulation as securities traded in public markets:

"We believe that the characteristics of *many employee benefit plans*, which are by their own terms limited to employees, not available to the general public, and subject to transfer restrictions, obviate the need for applicability of all the rules and regulations aimed at public trading markets." Rule 12h-1 Release, note 24 (emphasis added).

B. Authority to Grant Relief

Section 12(h) of the Exchange Act allows the Staff to exempt an issuer from the registration requirements of Section 12(g) if it finds, "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors."

C. Appropriateness of Exemption or Other Relief

We believe that it would be appropriate for the Staff to grant the Company an exemption or no-action relief from the registration requirements of Section 12(g) for the RSUs because such exemption or relief would be consistent with the standards articulated in Section 12(h) and recently-enacted Rule 12h-1. We believe that neither the public interest nor the protection of investors will be furthered by requiring the Company to meet the registration requirements of the Exchange Act if it were to have over 500 holders of RSUs.

1. Number of Public Investors

The first factor specified in Section 12(h) is the number of public investors in the issuer. Because the Company grants RSUs under the Plan without cash or other tangible consideration, the Staff should not consider the holders of RSUs to be investors in the Company. Moreover, other than the limited circumstances described in paragraph II.2. above, the RSUs cannot be sold, assigned, transferred, pledged, hypothecated, or otherwise disposed of. Further, any such limited permitted transfer is conditioned upon the transferee agreeing in writing to be bound by all applicable transfer restrictions described above. Therefore, it would not be possible for RSUs to be held by public investors. Further, the shares of Common Stock that are subject to the RSUs cannot be traded in the public market until 180 days after the occurrence of an initial public offering.

2. Trading Interest

The second factor specified in Section 12(h) is the level of trading interest in a company's equity securities. There is no trading interest in the RSUs, and the Plan has been structured to preclude any trading of RSUs or any interest therein from developing. As discussed above, the RSUs (or any interest therein) cannot be sold, assigned, transferred, pledged, hypothecated, or otherwise disposed of by the person to whom they are granted, other than potentially by will or the laws of descent and distribution and pursuant to qualified domestic relations orders as noted above. In the event such a permitted transfer was to occur, any such transferred RSU and the transferee would continue to be subject to the same terms and conditions. As a result, there is no opportunity for any trading to take place or any trading interest in the RSUs to develop.

3. Nature of Issuer

The last factor specifically set forth in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer. While the assets and income of the

Company are not insubstantial, it is a private company. Moreover, the fact that the Company's business is large with a large number of employees should not be disqualifying. See, for example, *Kinko's, Inc.* (Nov. 30, 1999) and *Starbucks Corporation* (Apr. 2, 1992).

D. Information Provided

1. Information Provided to RSU Holders

The Company believes that the underlying reasons for the informational requirements set forth in recently-enacted Rule 12h-1(f) equally apply in the case of the RSUs. As noted in the Rule 12h-1 Release:

> "the type and amount of disclosure needed in a compensatory securities transaction differs from that needed in a capital-raising transaction. In a bona fide compensatory arrangement, the issuer is concerned primarily with compensating the employee-investor rather than maximizing its proceeds from the sale. Because the compensated individual has some business relationship, perhaps extending over a long period of time, with the securities issuer, that person will have acquired some, and in many cases, a substantial amount of knowledge about the enterprise. The amount and type of disclosure required for this person is not the same as for the typical investor with no particular connection with the issuer."

As previously stated, the Company intends to provide holders of RSUs the same type of information (and at the same frequency) required to be provided to holders of stock options under Rule 12h-1(f)(1)(vi). The Company intends to maintain on its corporate intranet site that is accessible by all holders of RSUs while they are providing services to the Company the information required under Rule 12h-1 (and therefore Rule 701(e)). In the case of former employees or consultants holding RSUs, similar to the note to paragraph (f)(1)(vi) of Rule 12h-1, the Company would provide this information, provided the recipient agreed to maintain the confidentiality of the information.

We believe the Company's proposed method of providing information to RSU holders would result in RSU holders receiving at least the same amount of information as holders of stock options exempt from Section 12(g).

2. Information Provided at the Time of a Liquidity Event

If a Liquidity Event occurs as a result of an initial public offering of the Company's Common Stock, the Company will have been subject to the reporting requirements of the Exchange Act for six months. The decision to effect an initial public offering would be made by the Board of Directors of the Company and its controlling stockholders. Therefore, holders of RSUs would not be making any sort of investment decision with respect to the initial public offering-related Liquidity Event. Additionally, the Company would intend to file a registration Statement on Form S-8 to register the shares of Common Stock issuable in connection with the settlement of RSUs that vested upon the initial public offering-related Liquidity Event prior to the issuance of the Common Stock pursuant to such RSUs.

A Liquidity Event occurring as a result of a Change of Control of the Company would be determined by the controlling stockholders of the Company, not holders of RSUs or stock options. Accordingly, holders of RSUs would not be making an investment decision at the time of the Change of Control. Generally, holders of Company Common Stock would be entitled to receive either cash consideration in the merger or equity or other securities of the acquiring entity. If the consideration consisted of securities of the acquiror, the Company would need to evaluate the need to register the transaction under the Securities Act as well as the need to register the class of securities to be issued under the Exchange Act, or seek an available exemption. Absent an exemption, the registration of the transaction and the registration of the class of securities issued in the transaction, would give the former holders of RSUs the benefit of ongoing disclosure.

E. Conclusion

Because of the absence of public investors and trading interest in the RSUs, and the absence of any payment for delivery of shares of Common Stock, we believe that there is no need for the disclosure of the information required by the Exchange Act and neither the public interest nor protection of investors would be furthered by requiring the Company to register the RSUs under the Exchange Act. Under the standards articulated in Section 12(h) of the Exchange Act and recently-enacted Rule 12h-1(f) with respect to stock options, we believe the Company meets the conditions necessary to receive relief from registering the RSUs under Section 12(g) of the Exchange Act.

We respectfully request that the Staff issue an exemptive order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no-action position, relieving the Company from registering under Section 12(g) of the Exchange Act the RSUs it has issued and will issue under the Plan. We further request that this order or grant of no-action relief remain in effect until the earlier of (1) such time as the Company becomes a public reporting company under the Exchange Act, is required to register under the Exchange Act with respect to any other class of its securities other than the RSUs, or (2) the occurrence of a Change of Control of the Company.

As noted above, the relief requested is limited to RSUs granted under the Plan, and does not include: the Company generally; shares of the Company's Common Stock or Preferred Stock; stock options or stock purchase rights that may be awarded under the Plan; stock options awarded under the 2005 Officers' Stock Plan or the 2005 Officers' Stock Plan; any shares of Common Stock that may be issued upon settlement of the RSUs; non-cash consideration that may be issued with respect RSUs in connection with any Change of Control; or any other equity plans of the Company that may be enacted in the future. Furthermore, for so long as the relief requested is in effect, the Company undertakes that it will not amend any material term of the Plan as it relates to the RSUs.

If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter.

Sincerely,

Jeffrey R. Vetter

cc: Gordon K. Davidson, Esq.
Theodore G. Wang, Esq.

END